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                                                 Filed by CFM Technologies, Inc.
                                                      Pursuant to Rule 425 under
                                                      the Securities Act of 1933
                                                    and deemed filed pursuant to
                                                   Rule 14a-12 of the Securities
                                                            Exchange Act of 1934
                                         Subject Company: CFM Technologies, Inc.
                                                  Commission File No.: 000-27498


Moderator:

Thank you, operator, and thank you, everyone for joining us this afternoon. CFM Technologies issued its Third fiscal quarter press release after the close of the market today, and full text is available on the various databases. If you have not received a copy, please call us at 212-850-5752.

Joining us on the call today are Roger Carolin, President and Chief Executive Officer and Jeff Randall, Chief Financial Officer.

I'd like to remind everyone that some of the comments made today or some answers in response to your questions may contain forward-looking statements. Such statements may involve uncertainties and risks as described in the press release issued today and other documents filed with the SEC.

Also, the Company is a party to many agreements with its customers that restrict the identification of those customers with any specific order, shipment, application or process advancement. Consequently, the Company may not always be able to provide complete answers to questions pertaining to this type of information. We appreciate your understanding in this regard.

In addition, SEC regulations require that I provide the following information with regard to the pending merger transaction with Mattson Technology Inc.

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CFM TECHNOLOGIES, INC.("CFM") AND MATTSON TECHNOLOGY, INC. ("MATTSON") PLAN TO
FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC") IN CONNECTION WITH THE PLANNED MERGER OF CFM AND MATTSON. BOTH MATTSON AND CFM EXPECT TO MAIL A PROXY STATEMENT/PROSPECTUS TO THEIR RESPECTIVE STOCKHOLDERS CONTAINING INFORMATION ABOUT THE TRANSACTION. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY WHEN THEY ARE AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MATTSON, CFM, THE STEAG BUSINESS BEING COMBINED WITH MATTSON, AND THE PROPOSED MERGER. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS THROUGH THE WEB SITE MAINTAINED BY THE SEC AT HTTP://WWW.SEC.GOV. COPIES OF DOCUMENTS FILED WITH THE SEC BY MATTSON MAY BE OBTAINED FREE OF CHARGE BY CONTACTING PETER BROWN OF MATTSON AT (800) MATTSON. COPIES OF DOCUMENTS FILED WITH THE SEC BY CFM MAY BE OBTAINED FREE OF CHARGE FROM CFM THROUGH JEFF RANDALL AT (215) 280-8509.

IN ADDITION, MATTSON AND CFM FILE ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. YOU MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED BY MATTSON AND CFM AT THE SEC PUBLIC REFERENCE ROOMS AT 450 FIFTH STREET, NW, WASHINGTON, D.C. 20549 OR AT THE SEC'S OTHER PUBLIC REFERENCE ROOMS IN NEW YORK, NEW YORK AND CHICAGO, ILLINOIS. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON PUBLIC REFERENCE ROOMS. MATTSON'S AND CFM'S FILINGS WITH THE SEC ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT RETREIVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT HTTP://WWW.SEC.GOV. CFM, ITS DIRECTORS, AND CERTAIN EXECUTIVE OFFICERS AND MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE DEEMED TO BE SOLICITING PROXIES FROM MATTSON'S AND CFM'S STOCKHOLDERS IN FAVOR OF THE ADOPTION OF THE DEFINITIVE AGREEMENTS AND THE PROPOSED MERGER. INFORMATION REGARDING THE IDENTITY OF THESE PERSONS AND THEIR INTEREST IN THE SOLICITATION IS SET FORTH IN A SCHEDULE 14A FILED ON JULY 17, 2000 UNDER RULE 425 OF THE REGULATIONS PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND AVAILABLE FREE OF CHARGE AS SET FORTH ABOVE.


I will now turn the call over to Roger Carolin.  Roger?


ROGER CAROLIN:

Thanks, Elric. Good afternoon and welcome to CFM's conference call for the third fiscal quarter ended July 31, 2000.

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As you are all aware on June 28th we entered into a definitive agreement to merge with Mattson Technology. Mattson Technology also announced that it would acquire part of STEAG Electronic Systems AG's Semiconductor Equipment Division in a related transaction. We are very excited about being a part of Mattson Technology together with Steag. We have been striving to broaden CFM's product offerings and increase our market presence in order to maximize the adoption of our technology. This agreement enables us to meet those goals by joining with a world-class supplier of conventional wet processing technology and by becoming part of a larger, successful industry leader.

I'd like to briefly review the quarter. Jeff Randall, our CFO, will follow with details of our financial results, and then I'll provide some updates on our ongoing merger plans with Mattson Technology and our integration efforts with STEAG Electronic Systems' Semiconductor Equipment Division. Then we will open the call to your questions.

Net sales for the third quarter of fiscal 2000 increased 35% to $13.0 million, up from $9.6 million in the year-ago period and 8% over fiscal second quarter 2000 net sales of $12.1 million.


During the quarter, we received customer orders totaling $14.0 million. This was an increase of over 64% from the previous quarter. Orders from the U.S. accounted for 80% of total orders, with the balance coming from Asia at 18% and Europe at 2%. Bookings included orders from one new customer.

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Now for some additional financial highlights, I'd like to turn the call over to
Jeff Randall. Jeff?

JEFF RANDALL:

Thanks, Roger.

The Company reported a net loss for the third fiscal quarter of $3.6 million, or ($0.46) per diluted share, compared to a net loss of $2.3 million, or $(0.29) per diluted share, in the third quarter of fiscal 1999. The fiscal 1999 net loss was reduced by a tax benefit of $0.15 per diluted share. No tax benefit was taken in fiscal 2000. The net loss in the second quarter of fiscal 2000 was $16.5 million or ($2.09) per diluted share which net loss included a valuation allowance against deferred tax assets in the amount of $12.6 million or ($1.60) per diluted share.

Gross margin this quarter was 36.1% As we have said in the past, we expect gross margins will gradually improve as we begin to see more substantial production volumes.

RD&E spending was slightly higher at $2.5 million and is expected to remain essentially flat in the coming quarters. Selling, general and administrative expenses for the third quarter of 2000 were slightly lower at $5.7 million compared to the prior quarter's $6.0 million. However, they are higher than the $4.8 million recorded in the year ago period. The increase year over year can be attributed to higher patent litigation cost. The sequential reduction was due to lower commission payments as most shipments were to the US where the Company sells direct.

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Going forward, we expect to see patent litigation costs continue to rise at least through the July quarter in 2001 as we prepare for jury trials in two of the matters now pending. We anticipate a significant reduction, but not an elimination of these costs following these trials.

Capital spending for the fiscal second quarter, net of retirements, was approximately $682,000. Depreciation for the quarter was $722,000.

I just wanted take a minute to address some of the financial terms of the merger agreement. Shareholders of CFM will own approximately 12 percent of the resulting company. The agreement provides for the exchange of 0.5223 Mattson common shares for each share of CFM common stock. The transaction is expected to be accounted for as a purchase.

There are a number of regulatory filings and reviews which must be completed prior to a vote by the shareholders of both Mattson and CFM and closing. These include the Hart, Scott, Rodino anti-trust review in the US and the German Cartel Board review in Germany. Both of these filings have been made and feedback is anticipated shortly. Additionally, a joint registration statement and proxy will be filed with the SEC by both Mattson and CFM. This filing is expected to occur next month. After this registration statement has been reviewed by the staff at the SEC and becomes effective, we will mail the proxy and registration statement to our shareholders and schedule the Special Shareholder's meeting approximately 30 days thereafter. Closing will be scheduled shortly following approval of the transaction by the respective shareholder groups.

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Additionally, I have been asked by Brian McDonald, Mattson's CFO, to manage the overall financial integration process to allow for smooth preparation and consolidation of plans and actual results for all of the business units in the combined entity, worldwide. Work on this has been underway for almost one month and we are nearing completion on the most difficult issues related to conforming procedures and agreeing on the consolidation data elements. The quality and experience of the financial personnel at each entity and site are quite good and I do not anticipate any difficulty in a quick, smooth completion of this aspect of the merger integration. Similar work has been underway in each of the other major functional areas, in some cases since before the announcement of the merger in June. An Integration Planning Office headed by a senior Mattson executive was formed in May and has been active in coordinating the efforts of each of the functional groups in completing their pre-closing planning efforts. Everyone is very aware of the difficulty of successful merger integration and the need for speed in execution and clarity of purpose. I am quite pleased with the level of cooperation, among all the parties.

Back to you, Roger.

ROGER CAROLIN:

I'll now take a few minutes to discuss the market, some of the developments that we believe should have a positive impact going forward, and the strategies, plans and progress we've made so far toward the integration of our businesses.

We are experiencing a significant volume of sales discussions, quotations and proposals. Some of our traditional and largest customers are starting to report that they are becoming

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capacity constrained. These customers are starting to become more active in their purchases of new equipment, and this anticipated purchase activity should increase our opportunities going forward.

As we stated in our last conference call, we see several factors that have the potential to improve our results.

Purchase activity relating to 300mm equipment continues to increase. As we have discussed previously, due to our successful involvement at SEMICONDUCTOR300, the Infineon Technologies/Motorola 300mm joint venture, CFM is well positioned to benefit as 300 mm gains more ground industry-wide.

Our newly developed aqueous based copper cleaning capability is another area were we believe that there is good potential for future sales. Our solution offers significant improvements in process performance and cost-of-ownership compared to environmentally less friendly solvent-based processes.

Again, it will take some time for sales to ramp up on this new solution, but its introduction coincides with the emergence of copper as an important industry trend.

We have also continued our longstanding emphasis on customer satisfaction. In July, VLSI Research announced its annual "10 Best" customer satisfaction awards, and CFM was a winner for the second year in a row in the category of companies under $300 million in

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annual sales. In fact, we moved up from 10th place last year to 6th place in
2000. We continue to believe that a consistent focus on customer satisfaction is a critical factor for long term success in our business.

We have also been working hard to provide our customers with a strong portfolio of solutions that meet the semiconductor industry's immediate and emerging needs. As total demand for integrated circuits and semiconductor devices rises further and capacity continues to be absorbed, we believe that our prospects should likewise continue to improve.

As I have commented in the past, we perceive that customer aversion to risk has had a limiting effect on the rate of our market penetration. For some time, we considered a merger as one potential means of mitigating this issue. We entered into the agreement with Mattson to strengthen our ability to compete successfully in an environment in which customers increasingly prefer to deal with a smaller number of large suppliers with broader product portfolios.

As Brad Mattson commented when we announced the merger, winning no longer is dependent on just having the best technology. The industry has matured to the point where critical mass is also a critical success factor. This transaction will create the fourth largest global wet processing company in the world. As a company that ranks among the world's top 15 semiconductor equipment suppliers, with annual revenue in excess of $500 million, the new Mattson should be in a position to build strong market positions in multiple product categories and deliver increased value to shareholders.

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Now I'd like to discuss some of our integration strategies and goals

The literature and history regarding merger integrations consistently show that speed is the single most important factor for success. Consequently, our goal is to create a single, integrated team as quickly as possible upon closing of the transaction while minimizing any disruption to ongoing business operations.

During this pre-closing period while governmental and shareholder approvals are being obtained, we have been working on a wide range of planning activities. Primary among these is the determination of the overall divisional organizational structure and the assignments of key executives to senior positions. This work is now completed. We have also been working to develop an integrated product strategy and R&D plan to make sure that we are using the combined product portfolio as effectively as possible to maximize our competitive advantage and to avoid costly duplication of R&D efforts.

     In addition, much planning work is being done in the areas of sales and service so that we can quickly transition to a fully integrated organization once the transaction closes. This is important in order to minimize any impact on customer satisfaction and take early advantage of cost synergies. This sales and service planning work is being done at both the wet process division level and in conjunction with the rest of the overall new Mattson organization.

     As you can see, we are diligently working to optimize the impact of this merger, and I have been very positively impressed with the willingness and ability of people from the three companies to come together quickly and work together productively on these

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activities. With a strong investment of time and effort in advance planning, we believe that we can be in position to "hit the ground running" once the transaction is closed.


Now I'd like to open the call to questions.